NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2008 Third Quarter Results

Calgary, Alberta, October 27, 2008 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the third quarter of 2008.

CE Franklin reported record third quarter net income of $5.7 million or $0.31 per share (basic) for the quarter ended September 30, 2008, a 39% increase compared to net income of $4.1 million or $0.22 per share earned in the third quarter ended September 30, 2007.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
	(unaudited)		(unaudited)

Sales	$ 149.3	$ 116.8	$ 386.2	$ 354.0

Gross Profit	27.8	21.0	73.8	64.2
Gross Profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	9.1	7.4	21.6	20.6
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%

Net Income	$ 5.7	$ 4.1	$ 13.0	$ 11.1
Per Share
Basic	$ 0.31	$ 0.22	$ 0.71	$ 0.61
Diluted	$ 0.31	$ 0.22	$ 0.70	$ 0.59

Net Working Capital (2)	$ 123.1	$ 134.7
Bank Operating Loan (2)	$ 20.9	$ 44.3

“Net income improved in the third quarter compared to the prior year period by 39% to a record $0.31 per share, outpacing the 13% increase in industry well completions for the same period.  This is a solid result and CE Franklin is well positioned to remain profitable in this volatile market,” said Michael West, President and Chief Executive Officer.

Net income for the third quarter of 2008 was $5.7 million, up $1.6 million (39%) from the third quarter of 2007. Sales reached $149.3 million, an increase of $32.5 million (28%) from the third quarter of 2007.   Capital project business comprised 58% of sales, and increased $22.2 million (34%) over the prior year period.  Continued growth of oilsands revenues and increased tubular steel sales contributed the majority of the increase in capital project sales.  Extremely tight tubular steel supply conditions have resulted in product cost increases in excess of 50% during 2008, and contributed to the increase in sales.  Industry well completions increased by 13% over the prior year period, resulting in increased demand for products used in capital projects, and contributed to the remaining increase in capital project sales.  The acquisition of JEN Supply in the fourth quarter of 2007 contributed to the increase in Maintenance, Repair and Operating Supply sales (“MRO”).  Gross profit increased by $6.8 million (32%) over the prior year period due to the increase in sales and gross profit margins. Gross profit margins for the quarter were 18.6% up from the prior year period at 18.0%.  Selling, general and administrative expenses increased by $5.2 million to $18.5 million for the quarter due to increased variable compensation driven by the increase in earnings, increased facility costs with the opening of the new Edmonton distribution centre during the second quarter, and the addition of the JEN Supply operating costs. Lower interest expense was associated with reduced average debt levels and floating interest rates in the third quarter of 2008.  Income taxes increased by $0.5 million in the third quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the third quarter was down slightly from the prior year period. Net income per share (basic) was $0.31 in the third quarter of 2008, an increase of 41% compared to $0.22 in the third quarter of 2007.

Net income for the nine months ended September 30, 2008 was $13.0 million, up $1.9 million (17%) from the nine months ended September 30, 2007.  Sales reached $386.2 million, up $32.2 million (9%) compared to the prior year period due to increased revenues in the 3rd quarter of 2008. Increased oilsands and tubular steel revenues, and additional sales from the acquisitions of JEN Supply, and Full Tilt Field Services Limited (“Full Tilt”) at the end of the 2nd quarter of 2007, more than offset the impact of lower year to date industry activity in 2008 compared to 2007 as reflected in the decline in well completions by 12%. Gross profit increased by $9.6 million over the prior year period as gross profit margins increased from 18.1% in the nine months ended September 30, 2007 to 19.1% in the nine months ended September 30, 2008. Selling, general and administrative expenses increased by $9.4 million to $52.1 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation from the increase in earnings, and increased facility costs associated with the opening of the new distribution centre in Q2 of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in the first nine months of 2008.  Income taxes increased by $0.2 million in the first nine months of the year compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the first nine months was comparable to the prior year period. Net income per share (basic) was $0.71 in the first nine months of 2008 compared to $0.61 in the first nine months of 2007.

Business Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  Increasing oil and gas industry activity experienced in the 3rd quarter is anticipated to continue over the remainder of 2008, as capital projects initiated earlier in the year when oil and gas prices were strong, are completed.    Recent global capital market volatility coupled with the decline in oil and gas commodity prices in the 3rd quarter and rising costs, suggest flat to declining industry activity in 2009 compared to 2008.

Over the longer term, the Company is optimistic that its strong competitive position will enable it to take advantage of available market share as conventional industry activity recovers and demand for the Company’s products increase.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to profitably leverage its supply chain infrastructure.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net Working Capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.  Net Working Capital and Bank Operating Loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its third quarter 2008 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2008 third quarter results, which is open to the public, will be held on Tuesday, October 28, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3415 in Toronto or dialing 1-800-732-6179 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21284854 followed by the pound sign and may be accessed until midnight Sunday, November 9, 2008.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2427700 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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